November 8, 2023

Kim McManus, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, D.C. 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997

Dear Ms. McManus:

On August 10, 2023, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of its series, Mast Global Battery Recycling & Production ETF (the "Fund"), filed post-effective amendment number 41 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Funds. On September 11, 2023, you provided comments, and on October 10, 2023, and October 30, 2023, you provided follow-up comments to the Amendment, both comments delivered by phone to Bibb Strench.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Funds have authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

GENERAL

Comment 1. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant acknowledges the responsibility described above.

FEE TABLE

Comment 2. Please provide the completed fee table and expense examples at least five business days before the effective date of the Amendment.

Response. The Registrant has completed the fee table and expense examples.

Comment 3. Please confirm whether there will be expense limitation agreements. If so, please include the waivers and/or reimbursements in a footnote to the Fund Fees and Expenses table.

Response. The Registrant confirms that there will be no expense limitation or fee waiver arrangement.

INVESTMENT STRATEGY

Comment 4. The Staff notes that the Fund’s name includes “Global.” Please expressly describe how the Fund will invest its assets in investments that are economically tied to a number of countries throughout the world. See Investment Company Act Rel. No. 24818, n.2 (January 17, 2001). This release requires that under normal market conditions, e.g., the Fund must invest at least 40% of its assets in companies located outside the U.S., unless market conditions are not deemed favorable, in which the Fund must invest at least 30% of its assets, in companies organized or located outside the U.S. or doing a substantial amount of business in multiple countries outside the U.S.

Response. The Registrant has added the following disclosure to the Fund’s investment strategy:

The Fund will invest at least 40% of its assets in companies located outside the U.S., unless market conditions are not deemed favorable, in which the Fund must invest at least 30% of its assets, in companies organized or located outside the U.S. or doing a substantial amount of business in multiple countries outside the U.S.

INVESTMENT STRATEGY

Comment 5. The Fund’s Investment Strategy states the Fund will invest at least 80% of its assets in component securities of the Underlying Index. Please revise the 80% policy to state that the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in issuers of the sectors identified in the Fund’s name. See Rule 35d-1(a)(1)(i) and (a)(3)(i). In addition, please describe to the Staff the criteria the Fund will use to determine that an issuer is part of the sector. For example, an issuer that derives at least 50% of its revenue from the sector and/or devotes at least 50% of its assets in the sector.

Response. The Registrant has revised the Fund’s investment strategy to state that:

The Fund will invest at least 80% of its assets in companies that derive at least 50% of its revenue from the battery recycling business and/or devotes at least 50% of its assets to the battery recycling and production business. Both companies engaged in the battery recycling business and companies engaged in the battery production business based on the aforementioned revenue or asset tests will each make up a meaningful percentage of the Fund‘s portfolio.

Please note that the Fund has revised its name to include “& Production”.

Comment 6. Please clarify whether the Fund uses derivatives to gain exposure to the Index, if the Fund does derivatives to gain exposure to the Index, please specifically disclose this in the investment Strategy.

Response. The Fund will not use derivatives to gain exposure to the Underlying Index.

Comment 7. The Investment Strategy states, “The Fund . . . may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in securities not included in the Underlying Index, but which the Adviser believes will help the Fund track the Underlying Index.” Please include additional disclosure or examples of the types of securities that are not included in the Underlying Index but that the adviser believes will help track the index. Are they global battery recycling company securities? How do they relate to the Underlying Index?

Response. The Prospectus has been revised to no longer reference the Fund investing up to 20% of its assets in certain futures, options and swap contracts. In addition, the Fund intends to invest all of its assets, except cash and cash equivalents, in securities issued by battery recycling companies.

PRINCIPAL RISKS

Comment 8. Please arrange the risk factors in order of their importance and most likely effect on the Fund’s net assets, yield and total return, rather than in alphabetical order.

Response. The Registrant moved up to the top of the principal risks lists battery recycling and production risks.

Comment 9. Please include a discussion of management risks based on the Fund’s use of representative sampling.

Response. The Registrant had added language that states:

Sampling Risk. Representative sampling is a method of indexing that involves investing in a representative sample of securities that collectively have a similar investment profile to the Underlying Index and resemble the Underlying Index in terms of risk factors and other key characteristics. The Fund’s use of a representative sampling approach could result in it holding a different number of securities than are in the Index. As a result, an adverse development with an issuer of securities held by the Fund could result in a greater decline in NAV than would be the case if the Fund held only the securities in the Index. To the extent the assets in the Fund are smaller, these risks will be greater.

Comment 10. Please explain to the Staff if the Fund may invest in instruments that trade outside of a collateralized settlement system. If yes, please describe the risks of investing in such instruments.

Response. The Fund will not invest in instruments that trade outside a collateralized settlement system.

Comment 11. Please include disclosures related to the risks below associated with the Fund’s investment strategy of investing in non-U.S. companies in emerging markets or explain to the Staff why such disclosure would not be appropriate:

a. Potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated;

b. Potential significance of such errors on fund performance;

c. Limitations on fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, index construction and/or rebalancing;

d. Rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that trades an index of domestic securities.

Response. The Registrant has added the following disclosures that address the Staff’s concerns:

Index-Related Risk. Errors in the Underlying Index data, the Underlying Index’s computation and/or the construction of the Underlying Index, in accordance with its methodology may occur from time to time and may not be identified and corrected by the index provider for a period of time or at all, which may have a negative impact on the Fund and its shareholders. This risk may be heightened when an index’s underlying companies are located in emerging markets.

Investable Universe of Companies Risk. The investable universe of companies in which the Fund may invest may be limited. If a company no longer meets the Index Provider’s criteria for inclusion in the Underlying Index, the Fund may need to reduce or eliminate its holdings in that company. The reduction or elimination of the Fund’s holdings in the company may have an adverse impact on the liquidity of the Fund’s overall portfolio holdings and on Fund performance. In times of market turmoil, the Fund’s shares may become less liquid in response to less liquidity in the underlying companies in which the Fund invests, this may lead to wider bid/ask spreads between the Fund’s share’s market price and the underlying value of the shares.

Emerging Markets Risk. . . Companies in many emerging markets do not have the same regulatory or accounting and auditing standards as companies in more developed markets. . . There may be significant obstacles to obtaining information necessary for investigations into or litigation against companies and shareholders may have limited legal remedies.

Additionally, the Registrant has added language to the “Operational Risk” paragraph of the SAI that states:

While the Fund’s service providers are required to have appropriate operational risk management policies and procedures, their methods of operational risk management may differ from the Fund’s in determining priorities, making personnel decisions, and using available resources to determine the effectiveness of relevant controls. The Fund seeks to reduce these operational risks through controls and procedures. However, these measures cannot address every possible risk and may be inadequate for those risks that they are intended to address.

Comment 12. Please disclose that in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. Additionally, please include language that this adverse effect on liquidity for the Fund’s shares could lead to wider bid/ask spreads and differences between the market price of the Fund’s shares and the underlying value of the shares.

Response. The Registrant has revised the language to state:

Investable Universe of Companies Risk. The investable universe of companies in which the Fund may invest may be limited. If a company no longer meets the Index Provider’s criteria for inclusion in the Underlying Index, the Fund may need to reduce or eliminate its holdings in that company. The reduction or elimination of the Fund’s holdings in the company may have an adverse impact on the liquidity of the Fund’s overall portfolio holdings and on Fund performance. In times of market turmoil, the Fund’s shares may become less liquid in response to less liquidity in the underlying companies in which the Fund invests, this may lead to wider bid/ask spreads between the Fund’s share’s market price and the underlying value of the shares.

Comment 13. Please expand the Foreign Securities Risk disclosure to address timing differences between overseas markets to the extent the Fund’s underlying securities trade in a market that is closed when the market for the Fund’s shares is open. For example, “There may be changes to the last quote from its closed foreign market and the value of each security during the Fund’s domestic trading date. Please note that this could lead to differences between the market price of the Fund’s shares and the underlying value of the shares.”

Response. The Registrant has added the following to the Foreign Risk disclosure paragraph:

There may be changes to the last quote from its closed foreign market and the value of each security during the Fund’s domestic trading date. Please note that this could lead to differences between the market price of the Fund’s shares and the underlying value of the shares.

Comment 14. Please remove the Active Management risk factor as the Fund states it is passively managed.

Response. The Registrant had made the requested revisions.

Comment 15. Please clarify why the Automobile Sub-Industry risk factor is included given the Fund’s strategy. Please revise the risk factor clarify how this is a principal risk or remove it.

Response. The Registrant has removed the Automobile Sub-Industry risk factor paragraph.

PORTFOLIO MANAGER

Comment 16. Please confirm whether Mr. Cates is an officer of the four entities identified in this section.

Response. Mr. Cates is a managing partner of NEOS Investment Management, LLC.

SAI

Comment 17. The Staff notes that based on the “Procedures for Purchase of Creation Units” disclosure in the Statement of Additional Information, it appears that creation units are purchased primarily with cash. If that is correct, please clarify and disclose that purchases and redemptions of creation units primarily with cash rather than through in-kind delivery of portfolio of securities may cause the Fund to incur certain costs. Additionally, disclose that these costs could include brokerage costs and taxable gains or losses that it might not have incurred if the Fund had made redemptions in-kind. Please disclose that these costs could be imposed on the Fund and decrease the Fund’s net asset value to the extent the costs are not offset by a transaction fee paid by an Authorized Participant.

Response. The Fund will purchase and redeem creation units in both cash and in-kind. Additionally, the Registrant has added language that states:

When purchasing Creation Units with cash, the Fund may incur brokerage costs and taxable gains losses it wouldn’t incur if purchasing Creation Units in-kind. These costs could decrease the NAV if they are imposed on the Fund.

EXHIBITS

Comment 18. Please include the index license or index sub-license agreement that governs the Fund’s relationship with the index provider as an exhibit.

Response. The Registrant will include the index sub-license agreement as an exhibit to Part C of the Registrant’s N-1A.

If you have any questions or need further information, please call me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench